CERTIFICATE OF SECRETARY



      I, Murray L. Simpson, Secretary of Franklin Floating Rate Master Trust, a business trust organized under the laws of the State of Delaware, do hereby certify that the following preamble and resolution were adopted by a majority of the trustees present at a meeting held at One Franklin Parkway in San Mateo, California, on July 19, 2001:

      WHEREAS, it is desired to move the principal executive office of the Franklin Floating Rate Master Trust (the "Trust") from 777 Mariners Island Boulevard to One Franklin Parkway in San Mateo, California; and

      WHEREAS, the Board of Trustees desires to revise the Trust's By-laws to eliminate the reference to a specific address for the Trust's principal executive office;

      NOW THEREFORE, BE IT RESOLVED, that Section 1 of Article I of the Trust's By-laws be, and it hereby is, revised to read as follows:

         "Section 1. PRINCIPAL OFFICE. The principal executive office of Franklin Floating Rate Master Trust (the "Trust") shall be fixed by the board of trustees (the "Board"). From time to time the Board may change the location of the Trust's principal executive office at any place within or outside the State of Delaware."

      IN WITNESS WHEREOF, I have subscribed my name this 19th day of July, 2001.


                                  /s/ Murray L. Simpson
                                  ----------------------
                                  Murray L. Simpson
                                  Secretary